Filed by First Busey Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pulaski Financial Corp.

Commission File Number: 000-24571

December 3, 2015

Busey Associates:

In 2015, we solidified our foundation for continued organic and acquisition-based growth by holding firm to our growth strategy, expanding our quality loan base and commitment to premier customer service, while remaining mindful of expenses. As many of you are aware, we have continually evaluated opportunities to grow and strengthen Busey through the acquisition of like-minded organizations which complement our existing customer base. Through these efforts, we have expanded our franchise through balanced, integrated growth strategies that generate value for our 4 Pillars—customers, associates, communities and shareholders.

As a part of this ongoing effort, today we entered into a definitive agreement to acquire Pulaski Financial Corp., the holding company for Pulaski Bank, National Association.

What does this mean?  Busey and Pulaski have jointly agreed to merge the two holding companies together and, following that merger, to merge Pulaski Bank with and in to Busey Bank (click here for today’s press release). Pending the completion of customary closing conditions, including regulatory and shareholder approvals, it is expected we will formally welcome Pulaski’s customers and associates to the Busey family in the first half of 2016. Below you will find Pulaski’s company profile and footprint. You can also click here for more about their story.

Pulaski Corporate Profile

Pulaski Financial Corp. is the holding company of Pulaski Bank, National Association (the “Bank”), a community oriented financial institution offering traditional financial services out of 13 offices in the St. Louis metropolitan area. The Bank also offers residential mortgage loan products through loan production offices in the St. Louis, Kansas City, and Chicago metropolitan areas, mid- Missouri, southwestern Missouri, eastern Kansas, eastern Nebraska, and Council Bluffs, Iowa. The Bank’s business consists principally of attracting retail and commercial deposits from the general public and primarily using them to originate commercial loans in the St. Louis area and residential mortgage loans largely in the Midwest.

The Pulaski opportunity allows us to significantly expand our geographic presence through a premier St. Louis banking franchise with an almost 100-year history and a strong regional mortgage presence. Founded in 1922, Pulaski continues its deep commitment to customers and communities, serving the St. Louis metro through its 13 branch locations and 21 regional mortgage production offices primarily serving the Midwest. In addition, this strategic move offers many advantages for Busey’s Pillars:

•                  St. Louis is in the top 20 largest metropolitan statistical areas in the country, and is a natural extension of our downstate Illinois banking footprint as well as a market we know well through FirsTech. It is also among the top 15% most affluent areas in the country.

•                  Pulaski is deeply involved in its communities and has built strong relationships throughout its almost 100-year history. With our size and scope, Busey can offer these customers access to additional capabilities while retaining the flexible, local decision-making that keeps our organization competitive with even the largest institutions. Being a strong community bank in the communities we serve remains important to Busey as we grow our company.

•                  While Pulaski has historically been focused on retail and commercial banking, their strong heritage and commitment to service has built the high-quality, multi-generational relationships we have as our goal. These relationships offer opportunities not only to build deposit share, but for our commercial, wealth management and FirsTech teams to deliver expanded services to Pulaski’s wide existing customer base.

What can you do to prepare? Much like during our recent acquisitions, our project team will manage the bulk of the integration. We encourage you to continue to focus on what you do best—serving each other and our customers:

•                  Remaining focused on sales and service opportunities;

•                  Improving processes and efficiencies, when possible, within departments; and

•                  Inspiring an engaged and positive culture through your interactions.

We anticipate this transaction, pending the required approvals, will close in the first half of 2016, and will keep you apprised as more information becomes available. As a reminder, please direct any media inquiries to Deanna Capel or Amy Randolph. In the meantime, monitor OTL for future communications from the project team about how to support this transition.

Thank you for your continued efforts on behalf of Busey.

Van A. Dukeman

President & CEO, First Busey Corporation

Special Note Concerning Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and Pulaski.  Forward-looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and Pulaski’s management and on information currently available to management, are generally identifiable by the use of words such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions.  Additionally, all statements in this document, including forward-looking statements, speak only as of the date they are made, and neither Busey nor Pulaski undertakes any obligation to update any statement in light of new information or future events. A number of factors, many of which are beyond the ability of Busey and Pulaski to control or predict, could cause actual results to differ materially from those in its forward-looking statements.  These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Busey and Pulaski will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of Pulaski with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of required stockholder approvals; (iv) the failure to satisfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to close for any other reason;  (vi) the effect of the announcement of the transaction on customer relationships and operating results;  (vii) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local and national economy; (ix) changes in state and federal laws, regulations and governmental policies concerning Busey’s and Pulaski’s general business (including the impact of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the extensive regulations to be promulgated thereunder, as well as the rules adopted by the federal bank regulatory agencies to implement Basel III); (x) changes in interest rates and prepayment rates of Busey’s and Pulaski’s assets; (xi) increased competition in the financial services sector and the inability to attract new customers; (xii) changes in technology and the ability to develop and maintain secure and reliable electronic systems; (xiii) the loss of key executives or employees; (xiv) changes in consumer spending; (xv) unexpected results of acquisitions, including the acquisition of Pulaski; (xvi) unexpected outcomes of existing or new litigation involving Busey or Pulaski; (xvii) the economic impact of any future terrorist threats or attacks; (xviii) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, and blizzards; and (xix) changes in accounting policies and practices.  These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements.  Additional information concerning Busey and Pulaski and their business, including additional factors that could materially affect Busey’s and Pulaski’s financial results, are included in Busey’s and Pulaski’s filings with the SEC.

Additional Information

Busey will file a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of Busey and Pulaski that also constitutes a prospectus of Busey, which will be sent to the stockholders of each of Pulaski and Busey.  Stockholders are advised to read the proxy statement/prospectus when it becomes available because it will contain important information about Busey, Pulaski and the proposed transaction. When filed, this document and other documents relating to the merger filed by Busey and Pulaski can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Busey’s website at www.busey.com under the tab “Investor Relations” and then under “SEC Filings” or by accessing Pulaski’s website at www.pulaskibank.com under the tab “Our Story” and then under “Shareholder Relations” and “SEC Filings”. Alternatively, these documents, when available, can be obtained free of charge from Busey upon written request to Busey Corporation, Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 61820 or by calling (217) 365-4544, or from Pulaski, upon written request to Pulaski Financial Corp., Corporate Secretary, 12300 Olive Boulevard, St. Louis, Missouri 63141 or by calling (314) 878-2210.

Participants in this Transaction

Busey, Pulaski and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy statement of Busey relating to its 2015 Annual Meeting of Stockholders filed with the SEC by Busey on April 17, 2015 and the definitive proxy statement of Pulaski relating to its 2015 Annual Meeting of Stockholders filed with the SEC on December 24, 2014. These definitive proxy statements can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction when it becomes available.